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                                 FORM U-12(I)-A
                    [As last amended in Release No. 35-26031,
                     effective May 31, 1994, 59 F.R. 21992.]

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.


                                 FORM U-12(I)-A

          STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING
            COMPANY ACT OF 1935 BY A PERSON EMPLOYED OR RETAINED BY A
               REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF

         NOTE: This form is prescribed for statements to be filed within 10 days after the date of each activity within the scope of section 12(i) of the Act and for supplemental monthly statements which are required to be filed within 10 days after the close of each calendar month in which expenses are incurred or compensation received in connection with such activity. (Inapplicable to the extent that advance statements are duly filed on Form U-12(I)-B.)

  (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1. Name and business address of person filing statement. CHARLES A. MOORE ON BEHALF OF AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P., 711 LOUISIANA STREET, SUITE 1900, HOUSTON, TEXAS 77002.


2. Names and addresses of any persons through whom the undersigned has engaged in the activities described in item 4 below. N/A


3.   Registered holding company systems involved. COLUMBIA ENERGY GROUP, INC.



4. Concise statement of (a) name of employing companies; (b) persons or bodies before whom matters were presented, advocated, or opposed, and (c) activities of the type described in section 12(i) of the Act, and extent to which other than "routine expenses" are contemplated. COLUMBIA GAS TRANSMISSION CORPORATION; COLUMBIA GAS SYSTEM SERVICES CORPORATION; COLUMBIA NATURAL RESOURCES, INC.; COLUMBIA GULF TRANSMISSION CORPORATION AND COLUMBIA ENERGY GROUP. AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P. REPRESENTED COLUMBIA ENERGY GROUP, (FORMERLY THE COLUMBIA GAS SYSTEM, INC.) AND ASSOCIATED


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     COMPANIES AS IT'S SPECIAL COUNSEL, TO RENDER LEGAL ADVICE AND COUNSEL
     PRIMARILY IN CONNECTION WITH PROCEEDINGS BEFORE THE FEDERAL ENERGY REGULATORY COMMISSION ("FERC") AND FOR APPELLATE AND/OR SUPREME COURT REVIEW OF FERC ORDERS. ONLY ROUTINE EXPENSES INVOLVED.


5. Compensation received and to be received by the undersigned and any other persons, directly or indirectly, for the services described in item 4, above, and the sources of such compensation.

                          SALARY OR OTHER COMPENSATION

Name of Recipient                   Amount Received           Received From
-----------------                   ---------------           -------------
AKIN, GUMP, STRAUSS,                       *                  COLUMBIA GAS
HAUER & FELD, L.L.P.                                          TRANSMISSION
                                                              CORPORATION

AKIN, GUMP, STRAUSS,                       *                  COLUMBIA GULF
HAUER & FELD, L.L.P.                                          TRANSMISSION
                                                              CORPORATION

AKIN, GUMP, STRAUSS,                       *                  COLUMBIA NATURAL
HAUER & FELD, L.L.P.                                          RESOURCES, INC.

AKIN, GUMP, STRAUSS,                       *                  COLUMBIA ENERGY
HAUER & FELD, L.L.P.                                          GROUP, INC.

AKIN, GUMP, STRAUSS,                       *                  COLUMBIA ENERGY
HAUER & FELD, L.L.P.                                          SERVICES, INC.

* confidential treatment requested


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         (b) Names of persons with whom the undersigned has divided or is to divide his compensation (stated in item 5(a) above), and the total amount being paid over by the undersigned to each such person.

5.(b)


Name of Recipient                Amount to be Received      Person or Company From
                                                 Whom to be Received
                                                 -------------------
AKIN, GUMP, STRAUSS,                       *                COLUMBIA GAS
HAUER & FELD, L.L.P.                                        TRANSMISSION
                                                            CORPORATION

AKIN, GUMP, STRAUSS,                       *                COLUMBIA GULF
HAUER & FELD, L.L.P.                                        TRANSMISSION
                                                            CORPORATION

AKIN, GUMP, STRAUSS,                       *                COLUMBIA ENERGY
HAUER & FELD, L.L.P.                                        GROUP, INC.

* confidential treatment requested


1. Expenses incurred by the undersigned or any person named in item 2, above, in connection with the activities described in item 4, above.

   (a) Total amount of routine expenses: *

   (b) Itemized list of all other expenses: ONLY ROUTINE EXPENSES

* confidential treatment requested

Date:  FEBRUARY 1, 1999             (Signed) /s/ Charles A. Moore
       ----------------                      --------------------
                                              CHARLES A. MOORE

         Section 12(i) of the Public Utility Holding Company Act of 1935 provides that it shall be unlawful for any person employed or retained by any registered holding company, or any subsidiary company thereof, to present, advocate, or oppose any matter affecting any registered holding company or any subsidiary company thereof, before the Congress or any Member or Committee thereof, or before the Commission or Federal Power Commission, or any member, officer, or employee of either such Commission, unless appropriate reports are filed as the Commission may prescribe.



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                            HOLDING COMPANY ACT FORMS


RULE U-71, STATEMENTS TO BE FILED PURSUANT TO SECTION 12(i) OF THE ACT.

         (a)      TEN-DAY STATEMENT.

         Any person who engages in any activity within the scope of Section 12(i) of the Act shall file with the Commission within 10 days after the date of such activity a statement on Form U-12(I)-A, except as to activity within the scope of any advance statement on Form U-12(I)-B, which is duly filed in accordance with paragraph (b).

         (b)      ADVANCE STATEMENT.

         An advance statement, covering anticipated activity for the remainder of the calendar year, may be filed on form U-12(I)-B by any person (whether or not the compensation of such person has been fixed in advance) who is a salaried officer or employee or an attorney, accountant or other expert regularly retained by any company or by companies in the same holding-company system, or any person specially retained in connection with a particular proceeding or enterprise which is expected to involve a series of appearances or activities, if such employment or retainer does not contemplate any expenses other than ordinary personal, traveling or sustenance expenses, stationery, postage, telephone and telegraphic service, stenographic and clerical assistance, expenditures for the printing of briefs or other documents to be submitted to any agencies specified in Section 12(i) of the Act, and similar items.


         (c)      SUPPLEMENTAL STATEMENT.

         Any person filing an advance statement on Form U-12(I)-B shall file a supplement to such advance statement within 30 days after the end of the period covered thereby, and in no event later than January 30 of the following year, giving the information specified in Items 5 and 6 thereof. Any such person renewing such advance statement may combine the renewal and supplement in the same statement.

                                  INSTRUCTIONS

         GENERAL INSTRUCTION.

         Any items except items 1 and 3 may be answered by reference to a prior statement and indication of extent to which information previously filed is still correct; e.g., statement may be


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described as "Supplemental statement as to Item 5(b) of statement on Form
U-12(I)-A dated __________________. There has been no change in items 2, 4, 5(a), 5(c) or 6 since such statement."




ITEM 1.

         Statements shall be signed and filed by the person employed or retained, whether an individual, partnership, corporation, or association. If filed by a corporation, the statement shall be executed on its behalf by a duly authorized officer. If the person reporting was employed or retained by the holding company or subsidiary company in his capacity as a member or employee of a partnership or an officer or employee of a corporation, he shall state the name of such partnership or corporation and his position therein.

ITEM 2.

         If the person reporting is a partnership, corporation, or association (or an individual who acted through representatives in any matters described in item 4 of this statement), the answer to this item shall contain the names and positions of the individuals through whom such person acted.

ITEM 3.

         Reports with respect to any number of different companies, whether or not they are members of the same holding-company system, may be included in a single statement. If the person filing the statement was employed or retained to render the services described in item 4 of this statement on behalf of all companies of a particular holding-company system, it is not necessary to name in item 3 each company of such system. In such cases it is sufficient to state, e.g., "Old York Gas and Electric Company (a registered holding company) and associated companies."

ITEM 4.

         Where formal appearance is made, it is sufficient to identify by bill or administrative file number. Otherwise, describe general scope of conference, e.g.:

         Representing _____________________________ in conference with
Commissioner ________________________________ and Mr.
______________________________ of the Securities and Exchange Commission. Adoption of rule under Section ___________ of Public Utility Holding Company Act of 1935 providing for __________________. Only routine expenses involved.

         "Expenses" includes obligations incurred.


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         "Routine expenses" are those described in italicized portion of Rule
U-71(b) above.





ITEM 5.

         (a) State annual salary if on salary basis. Otherwise, state appropriate amounts in columns (a) and (b). Compensation received from different persons or companies, even though members of the same holding-company system, shall be separately stated as to each such person or company, but compensation from the same person or company for different services need not be segregated.

         (b) The answer to this item shall state the names of all persons to whom the person reporting has turned over or proposed to turn over any part of his compensation for the services described in item 4 (excluding, of course, any payment bearing no relation to such services and salaries of regular employees), whether or not the person reporting is legally obligated to make such division of his compensation.

ITEM 6.

         See instruction to item 4 for classification of expenses.